UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blue Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

095602 10 8

(CUSIP Number)

Elizabeth Guez
c/o Blue Holdings, Inc.
5804 E. Slauson Ave.
Commerce, California 90040
 (323) 725-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095602 108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elizabeth Guez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,008,500
	8	SHARED VOTING POWER 1,867,382 (1)
	9	SOLE DISPOSITIVE POWER 2,008,500
	10	SHARED DISPOSITIVE POWER 1,867,382 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14	TYPE OF REPORTING PERSON* IN

(1)	1,750,000 shares held jointly with spouse, Paul Guez, and 117,382 shares held by Paul and Beth Guez Living Trust.

(2)	Based on a total of 27,982,200 shares of the Issuer’s common stock issued and outstanding as of March 5, 2008.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on October 28, 2005 (“Schedule 13D”).

Item 2.  Identity and Background.

Item 2 of Schedule 13D is supplemented and amended by the information below.

The Reporting Person is currently the President of Blue Concept LLC.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On November 1, 2005, the Reporting Person acquired 187,500 shares of Common Stock from the Issuer pursuant to an Exchange Agreement, dated October 31, 2005, whereby the Reporting Person transferred membership interests in Taverniti So Jeans, LLC to the Issuer.

On April 11, 2007, the Reporting Person sold 25,000 shares of Common Stock to the Reporting Person’s brother for aggregate proceeds of $25,000.

On December 6, 2007, the Reporting Person sold 158,500 shares of Common Stock in a private transaction for aggregate proceeds of $95,100.

On March 5, 2008, the Company agreed to issue 1,750,000 shares of Common Stock in satisfaction of $1,400,000 of advances made to the Company by the Reporting Person’s spouse, Paul Guez, the Company’s Chairman of the Board and majority stockholder.  The shares were issued jointly in the name of the Reporting Person and her spouse, Paul Guez.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of March 5, 2008, the Reporting Person beneficially owns 3,875,882 shares of Common Stock which consists of 2,008,500 shares held directly, 1,750,000 shares held jointly with her spouse, and 117,382 held by The Paul and Beth Guez Living Trust, of which the Reporting Person and her spouse are Co-Trustees (as the Reporting Person is a Trustee of the Trust, the Reporting Person may be deemed to be the beneficial owner of the Trust Shares, however, the Reporting Person disclaims beneficial ownership thereof).  Based on a total of 27,982,200 shares of the Company’s Common Stock issued and outstanding as of March 5, 2008, the percentage of stock beneficially owned by the Reporting Person is 13.9%.

The Reporting Person has sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Common Stock held by her personally.

As of March 5, 2008, the Reporting Person shared with Paul Guez, the Reporting Person’s spouse, the power to vote and dispose of 1,750,000 shares (the “Guez Shares”) held jointly.  Since 27,982,200 shares of Common Stock were outstanding as of March 5, 2008, the Guez Shares constitute approximately 6.3% of the shares of Common Stock issued and outstanding.  As of March 5, 2008, the Paul and Beth Guez Living Trust beneficially owned 117,382 shares of Common Stock (the “Trust Shares”).  Since 27,982,200 shares of Common Stock were outstanding as of March 5, 2008, the Trust Shares constitute approximately 0.4% of the shares of Common Stock issued and outstanding.  As the Reporting Person is a Trustee of the Trust, the Reporting Person may be deemed to be the beneficial owner of the Trust Shares; however, the Reporting Person disclaims beneficial ownership thereof.

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Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

1.
Common Stock Purchase Agreement dated March 5, 2008, by and between the Company and Paul Guez.  Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2008, and incorporated by reference herein.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: April 23, 2008	/s/ Elizabeth Guez
Elizabeth Guez

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EXHIBIT INDEX

Exhibit No.

1.
Common Stock Purchase Agreement dated March 5, 2008, by and between the Company and Paul Guez.  Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2008, and incorporated by reference herein.

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